Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

March 8, 2017

FILED VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to Staff's Comments on Form N-1A for Ultimus Managers Trust (the "Trust"), on behalf of its series, Meehan Focus Fund (the "Fund") (File Nos. 811-22680; 333-180308)

Dear Ms. Sprague:

Set forth below is a summary of the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), which you provided orally on February 6, 2017, for the Trust's Post-Effective Amendment Nos. 94 and 97, filed on December 23, 2016 (Accession No. 0001398344-16-022058). Following each comment is the Trust's response.

PRELIMINARY

1.	Please confirm that no shares of the Fund will be sold until the completion of the merger with the Meehan Mutual Funds, Inc. series, the Meehan Focus Fund.

Response: The Trust confirms that no shares of the Fund will be sold until the completion of the merger with the Meehan Mutual Funds, Inc. series, the Meehan Focus Fund (the "Predecessor Fund").

PROSPECTUS

Summary Prospectus

Fees and Expenses

2.
Please add a clause to note 1 in the Annual Fund Operating Expense table stating that "Other Expenses" and "Acquired Fund Fees and Expenses" are based on estimated amounts as of the most-current fiscal year end.

Response: The sentence in note 1 has been revised to read as follows:

"Other Expenses" and "Acquired Fund Fees and Expenses" are based on estimated amounts as of the fiscal year ended October 31, 2016."

Portfolio Turnover

3.	Please add "portfolio turnover rate" to the last sentence of the paragraph on page 2.

Response: The last sentence has been revised to read as follows:

"During the fiscal year ended October 31, 2016, the Meehan Focus Fund's, a series of Meehan Mutual Funds, Inc. (the "Predecessor Fund"), portfolio turnover rate was 44% of the average value of its portfolio."

Principal Investment Strategies

4.
The first paragraph of this section states that the Fund will invest in common stocks or securities convertible into common stock. On page 9, in the section "Additional Information Regarding the Risks of Investing in the Fund", in disclosing "Convertible Risk Disclosure", there is a reference to convertible preferred stocks. Please add disclosure regarding "Preferred Stock Risk".

Response: Preferred Stock Risk disclosure is discussed in section "Additional Information Regarding the Risks of Investing in the Fund".

5.
In the final sentence of the last paragraph in this section, it states that: "The Adviser seeks to identify companies that exhibit some or all of the following criteria: . . .; low price-to-book value or tangible asset value; . . . Please provide an explanation in correspondence regarding the use of value as one of the factors in portfolio selection.

Response: As part of the Adviser's portfolio selection process they look at a number of value-oriented factors such as price-to-book value and the price-to-earnings ratio, but these value factors alone are not determinative; other factors, such as prospects for growth, return on invested capital, and free cash flow also play important roles in their evaluation of potential investments..

6.
Please add a reference to repurchase agreements to the second sentence of the second paragraph of this section, to correspond to the disclosure in the first sentence of the second paragraph on page 8 of the section "Additional Information Regarding the Risks of Investing in the Fund".

Response: The sentence has been revised to read as follows:

"The Fund will normally invest its remaining assets in cash and cash equivalents, including U.S. government debt instruments, money market funds, and repurchase agreements."

Principal Risks

7.	Please add disclosure for "Convertible Securities Risk" and "Preferred Stock Risk".

Response: The following have been added as Principal Risk disclosures:

"Convertible Securities Risk. Convertible securities are securities that are convertible into common stock and include convertible bonds, convertible preferred stocks, and warrants. Convertible securities are subject to the risks of both debt securities and equity securities. The value of convertible securities tends to decline as interest rates rise and, due to the conversion feature, to vary with fluctuations in the market value of the underlying equity security.

Preferred Stock Risk. Preferred stock is subject to interest rate risk, and may have mandatory sinking fund or call provisions, which can have a negative impact on the stock's price when interest rates decline."

8.	Please add a brief description of ADRs to "Foreign Securities Risk".

Response: The "Foreign Securities Risk" has been revised to read as follows:

"Foreign Securities Risk. The Fund's investments in foreign securities are subject to the risks of currency exchange rate fluctuations, political unrest, economic instability, less stringent regulation, capital controls and changes in foreign laws. ADRs are subject to risks similar to those associated with direct investments in foreign securities. ADRs are securities that evidence ownership interests in a security or a pool of securities issued by a foreign issuer."

9.	Please add a brief description of ETFs to "Risk of Investing in ETFs and Money Market Funds".

Response: The "Risk of Investing in ETFs and Money Market Funds" has been revised to read as follows:

"Risks of Investing in ETFs and Money Market Funds. The Fund may invest in shares of other registered investment companies, including ETFs and money market funds. Most ETFs are registered investment companies whose shares are purchased and sold on a securities exchange. Generally, an ETF represents a portfolio of securities designed to track a particular market segment or index. Money market funds generally invest in U.S. government obligations or corporate debt obligations that mature in thirteen months or less from the date of acquisition. Investment in other registered investment companies are subject to the risks associated with the underlying securities in the other registered investment companies' investments. A fund that invests in shares of other registered investment companies will indirectly bear fees and expenses charged by those underlying funds, in addition to the Fund's direct fees and expenses."

Management of the Fund

10.
Please add a statement that the Portfolio Managers experience managing the Fund relates back to the Predecessor Fund in the table disclosing the Portfolio Managers, "Investment Experience with the Fund".

Response: The table has been revised to read as follows:

Portfolio Manager	Investment Experience with the Fund	Primary Title with Adviser
Thomas P. Meehan	Since inception of the Predecessor Fund in 1999	President and Lead Portfolio Manager
Paul P. Meehan	Since 2005 with the Predecessor Fund	Managing Director and Chief Compliance Officer
R. Jordan Smyth, Jr.	Since 2005 with the Predecessor Fund	Managing Director

Statutory Prospectus

Investment Strategies

11.
The first sentence of the last paragraph on page 7 states: "The Adviser seeks to purchase shares of good businesses at reasonable prices that provide a margin of safety." Please qualify the statement regarding purchase of shares and explain what is meant by "provide a margin of safety.

Response: The sentence above has been revised to read as follows:

"The Adviser seeks to purchase shares of what it believes to be good businesses at reasonable prices that provide a margin of safety, which is a discount to the Adviser's estimate of the intrinsic value of the shares."

12.
The last sentence of the last paragraph on page 7 states: "Thomas P. Meehan, one of the Fund's portfolio managers, has invested a portion of his retirement assets in the Fund and is a shareholder of the Fund." This sentence does not address the Fund's Investment Strategies, and should be removed.

Response: The sentence above has been removed.

13.
The third sentence of the first paragraph on page 8 states: "The Fund will only invest in ADRs that are issuer sponsored."(emphasis added). The last sentence in the section titled "ADR Risk" on the same page states: "The Fund will normally limit its investment in ADRs to sponsored ADRs."(emphasis added). Please conform these statements.

Response: The statements have been conformed to state: "The Fund will normally limit its investment in ADRs to sponsored ADRs."

Additional Information Regarding the Risks of Investing in the Fund

14.
The fourth sentence of the "Equity Securities Risk" disclosure states: "The Fund's equity investments may include securities traded on domestic exchanges, foreign exchanges or on the over-the-counter market". Please add over-the-counter risk disclosure immediately following that sentence.

Response: The following sentence has been added at the end of paragraph:

"Securities traded over-the-counter involve increased risks of possibly limited reliable information about the issuer and may be very thinly traded, with large bid-ask spreads."

15.	Please format the "Risks of Investing in ETFs and Money Market Funds" to more clearly identify each investment.

Response: The disclosure has been revised to read as follows:

Risks of Investing in ETFs and Money Market Funds. The Fund may invest in shares of other registered investment companies, including ETFs and money market funds.
•
Most ETFs are registered investment companies whose shares are purchased and sold on a securities exchange. Generally, an ETF represents a portfolio of securities designed to track a particular market segment or index. An investment in an ETF generally presents the following risks: (i) the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies; (ii) the risk that an ETF may fail to accurately track the market segment or index that underlies its investment objective; (iii) price fluctuation, resulting in a loss to the Fund; (iv) the risk that an ETF may trade at a discount or premium to its NAV; (v) the risk that an active market for an ETF's shares may not develop or be maintained; and (vi) the risk that an ETF becomes subject to a trading halt or no longer meets the listing requirements of any applicable exchanges on which that ETF is listed. In addition, as with traditional mutual funds, ETFs charge asset-based fees. The Fund will indirectly pay a proportional share of the asset-based fees of the ETFs in which the Fund invests. Investments in ETFs are also subject to the risks associated with underlying securities in which the ETFs' invest.

•
Money market funds are generally registered investment companies that invest in U.S. government obligations or corporate debt obligations that mature in thirteen months or less from the date of acquisition. Like investing in ETFs, if the Fund invests in money market funds it will be subject to the risks associated with the underlying securities in which the money market funds' invest and will indirectly bear fees and expenses changed by those funds.

How to Redeem Shares

By Telephone

16.
The third paragraph of this section states: "The Transfer Agent requires personal identification before accepting any redemption request by telephone, and telephone redemption instructions may be recorded. If reasonable procedures are followed by the Transfer Agent, neither the Transfer Agent nor the Fund will be liable for losses due to unauthorized or fraudulent telephone instructions. In the event of drastic economic or market changes, a shareholder may experience difficulty in redeeming shares by telephone. If such a case should occur, redemption by mail should be considered." Please specify what constitute "reasonable procedures" that the Transfer Agent will follow for accepting telephonic redemption requests.

Response: This paragraph has been revised to read as follows:

"The Transfer Agent requires personal identification before accepting any redemption request by telephone, and telephone redemption instructions may be recorded. If reasonable procedures are followed by the Transfer Agent, neither the Transfer Agent nor the Fund will be liable for losses due to unauthorized or fraudulent telephone instructions. "Reasonable procedures" include but are not limited to the Transfer Agent confirming that the account is eligible for telephone transactions, requesting some form of personal identification (e.g., social security number, date of birth, etc.) from you prior to acting on telephonic instructions, and getting a verbal confirmation from you on a recorded line at the time of the trade. In the event of drastic economic or market changes, a shareholder may experience difficulty in redeeming shares by telephone. If such a case should occur, redemption by mail should be considered."

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

Fundamental Restrictions

17.
In the subsection Concentration, the disclosure states: "The Fund will not invest more than 25% of its total assets in a particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government (including its agencies and instrumentalities) or state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) or repurchase agreements with respect thereto, or investments in registered investment companies. The Fund will not, with respect to 75% of its assets (valued at the time of investment), normally invest in more than 25 issuers." To the extent the Fund invests in a registered investment company, the Staff would look through to the registered investment company's holdings to evaluate concentration. Please confirm that the Fund will look through to the registered investment company's holdings to evaluate concentration.

Response: The Fund confirms that to the extent it invests in a registered investment company, the Fund will look through to the registered investment company's holdings to evaluate concentration.

PART C

18.	Please include a Consent of Independent Registered Public Accounting Firm updated to include the October 31, 2016 Annual Report.

Response: A current Consent will be included with the filing.

Thank you for your comments. Please contact me at (513) 587-3451 if you have any questions.

Sincerely,

/s/ Frank L. Newbauer
Frank L. Newbauer
Assistant Secretary